Exhibit 99.1

IPERIONX LIMITED ACN 618 935 372

NOTICE OF GENERAL MEETING The General Meeting of the Company will be held at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Wednesday, 11 December 2024 at 9:00am (AWST).

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.
This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.
Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 8 9322 6322

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

Notice is hereby given that the general meeting of shareholders of IperionX Limited (Company) will be held at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Wednesday, 11 December 2024 at 9:00am (AWST) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Monday, 9 December 2024 at 5:00pm (AWST).

The Company advises that a poll will be conducted for all Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

1	Resolution 1– Ratify the Issue of Placement Shares

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior issue of issue 30,656,250 Placement Shares at an issue price of A$3.20 per Share pursuant to the Institutional Placement under Listing Rule 7.1 on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person who participated in the Institutional Placement or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

2	Resolution 2 – Issue of Director Placement Shares to Todd Hannigan

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 593,750 Director Placement Shares at an issue price of A$3.20 per Share to Mr Todd Hannigan (and/or his respective nominees) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Todd Hannigan (and/or his respective nominees) and any other person who will obtain a material benefit as a result of the proposed issue of the Shares (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

BY ORDER OF THE BOARD

Mr Gregory Swan
Company Secretary

Dated: 11 November 2024

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolutions.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Resolution 1 – Ratify the Issue of Institutional Placement Shares
Section 4	Resolution 2 – Issue of Director Placement Shares to Mr Todd Hannigan
Schedule 1	Definitions

A Proxy Form is located at the end of this Explanatory Memorandum.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for all Resolutions.

2.1	Proxies

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder; and

(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 9:00am (AWST) on Monday, 9 December 2024, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above.  Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Resolution 1 – Ratify the Issue of Institutional Placement Shares

3.1	Background to Placement

On 21 October 2024, the Company announced a capital raising comprising of a placement of 31,250,000 Shares (Placement Shares) at an issue price of A$3.20 per Share to institutional, professional and sophisticated investors and, subject to Shareholder approval, participation of Mr Todd Hannigan (Executive Chairman) to raise A$100 million (before costs) (Placement).

The Placement comprises the issue of:

(a)
30,656,250 Shares (Institutional Placement Shares) to institutional, professional and sophisticated investors (Institutional Placement Participants), identified by the joint lead managers, under the Company's existing Listing Rule 7.1 placement capacity (Institutional Placement); and

(b)	593,750 Shares to Mr Todd Hannigan (Executive Chairman), subject to Shareholder approval pursuant to Resolution 2 (Director Placement Shares).

The proceeds from the Placement will be used for Virginia titanium production campus expansions (including studies, equipment and working capital), ongoing Virginia development and operations, acquisition of intellectual property and for general working capital and corporate purposes.

Petra Capital Pty Limited and Bell Potter Securities Limited acted as the joint lead managers.

Refer to the Company's announcement dated 21 October 2024 for further details regarding the Placement.

3.2	General

Resolution 1 seeks Shareholder ratification, pursuant to and in accordance with Listing Rule 7.4 and all other purposes, for the issue of the Institutional Placement Shares (pursuant to the Company's capacity under Listing Rule 7.1) to the Institutional Placement Participants under the Institutional Placement.

Refer to Section 3.1 for details of the Institutional Placement.

Resolution 1 is an ordinary resolution.

The Chair intends to exercise all available proxies in favour of Resolution 1.

3.3	Listing Rule 7.1

Subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

The issue of the Institutional Placement Shares did not fit within any of the exceptions to Listing Rule 7.1 and, as it has not yet been approved by Shareholders, it effectively uses up part of the Company's 15% placement capacity under Listing Rule 7.1, thereby reducing the Company’s capacity to issue further Equity Securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Institutional Placement Shares.

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of or agreement to issue Equity Securities pursuant to Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1) those Equity Securities will be deemed to have been made with Shareholder approval for the purposes of Listing Rule 7.1.

If Resolution 1 is passed, the Company will retain the flexibility to issue Equity Securities in the future up to the 15% placement capacity under Listing Rule 7.1, effectively increasing the number of Equity Securities it can issue without Shareholder approval for the 12 month period following the issue of the Institutional Placement Shares.

If Resolution 1 is not passed, the Institutional Placement Shares will be included in the Company's 15% placement capacity under Listing Rule 7.1, effectively decreasing the number of Equity Securities it can issue without Shareholder approval for the 12 month period following the issue of the Institutional Placement Shares.

3.4	Specific information required by Listing Rule 7.5

For the purposes of Shareholder ratification of the issue of Institutional Placement Shares to the Institutional Placement Participants and the requirements of Listing Rule 7.5, the following information is provided:

(a)
the Institutional Placement Shares were issued to professional and sophisticated investors who were identified through a bookbuild process, which involved Petra Capital Pty Limited and Bell Potter Securities Limited, in consultation with the Company, seeking expressions of interest to participate in the Institutional Placement from non-related parties of the Company. None of the participants in the Institutional Placement are related parties or associates of related parties of the Company;

(b)	a total of 30,656,250 Institutional Placement Shares were issued pursuant to Listing Rule 7.1 on 25 October 2024;

(c)	the Institutional Placement Shares are fully paid ordinary shares of the Company and rank equally with all other fully paid ordinary shares of the Company;

(d)	the Institutional Placement Shares were issued at A$3.20 per Share to raise A$98.1 million (before costs);

(e)
the purpose of the issue of the Institutional Placement Shares is to raise A$98.1 million(before costs) and proceeds from the Institutional Placement will be used for Virginia titanium, production campus expansions (including studies, equipment and working capital), ongoing Virginia development and operations, acquisitions of intellectual property and for general working capital and corporate purposes (refer to Section 3.1 for further details);

(f)	the Institutional Placement Shares were issued under short form subscription letters pursuant to which the Institutional Placement Participants received Shares at an issue price of A$3.20 per Share;

(g)
Petra Capital Pty Limited and Bell Potter Securities Limited acted as joint lead managers to the Placement pursuant to an engagement letter on standard terms and conditions for a capital raising engagement letter. The joint lead managers will receive a fee of 3.5% of gross proceeds raised from the Placement; and

(h)	a voting exclusion statement is included in the Notice for Resolution 1.

3.5	Board recommendation

The Board recommends that Shareholders vote in favour of Resolution 1.

4	Resolution 2 – Issue of Director Placement Shares to Todd Hannigan

4.1	General

Resolution 2 seeks Shareholder approval, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, for the issue of 593,750 Director Placement Shares to Mr Todd Hannigan (and/or his respective nominees) to raise A$1.9 million under the Director Placement.

Mr Todd Hannigan has agreed that a 12-month voluntary escrow period will apply to these Shares.

Refer to Section 3.1 for details of the Director Placement.

Resolution 2 is an ordinary resolution.

The Chair intends to exercise all available proxies in favour of Resolution 2.

4.2	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to:

(a)	a related party;

(b)	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

(c)
a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in (a) to (c) above; or

(e)	a person whose relationship with the company or a person referred to in Listing Rules is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders,

unless it obtains shareholder approval.

The issue of Director Placement Shares to Mr Todd Hannigan (and/or his respective nominees) falls within Listing Rule 10.11 as Mr Todd Hannigan is a Director, and does not fall within any of the exceptions in Listing Rule 10.12. Therefore, the issue of Director Placement Shares to Mr Todd Hannigan requires Shareholder approval under Listing Rule 10.11.

Resolution 2 seeks Shareholder approval to issue 593,750 Director Placement Shares to Mr Todd Hannigan (and/or his respective nominees) pursuant to and in accordance with Listing Rule 10.11 and all other purposes.

The effect of passing Resolution 2 is to allow the Company to issue 593,750 Director Placement Shares to Mr Todd Hannigan (and/or his respective nominees) without using up the Company's 15% placement capacity under Listing Rule 7.1.

As Shareholder approval is sought under Listing Rule 10.11, approval under Listing Rule 7.1 is not required pursuant to Listing Rule 7.2, exception 14. Accordingly, the grant of 593,750 Director Placement Shares to Mr Todd Hannigan (and/or his respective nominees) pursuant to Resolution 2 will not reduce the Company's 15% placement capacity for the purposes of Listing Rule 7.1.

If Resolution 2 is passed, the Company will proceed with the issue of the Director Placement Shares no later than 1 month after the Meeting (or such longer period of time as ASX may in its discretion allow) to Mr Todd Hannigan (and/or his respective nominees).

If Resolution 2 is not passed, the Company will not proceed with the issue of Director Placement Shares to Mr Todd Hannigan (and/or his respective nominees) and will be required to consider alternative means to raise additional funds.

4.3	Specific information required by Listing Rule 10.13

For the purposes of Shareholder approval of the issue of Shares to Mr Todd Hannigan and the requirements of Listing Rule 10.13, the following information is provided:

(a)	the Company will issue Director Placement Shares under the Director Placement to Mr Todd Hannigan (and/or his respective nominees) pursuant to Resolution 2;

(b)	Mr Todd Hannigan falls within Listing Rule 10.11.1 as he is a Director and therefore, a related party of the Company;

(c)	a maximum of 593,750 Director Placement Shares will be issued to Mr Todd Hannigan (and/or his respective nominees);

(d)	the Director Placement Shares are fully paid ordinary shares of the Company and rank equally in all respects with the Company's existing Shares on issue;

(e)	the Director Placement Shares will be issued to Mr Todd Hannigan (and/or his respective nominees) no later than 1 month after the date of the Meeting;

(f)	the Director Placement Shares will be issued at an issue price of A$3.20 per Share (the same as the issue price of the Institutional Placement Shares) to raise approximately A$1.9 million;

(g)
the purpose of the issue of the Director Placement Shares is to raise A$1.9 million (before costs) and proceeds from the Director Placement will be used for Virginia titanium, production campus expansions (including studies, equipment and working capital), ongoing Virginia development and operations, acquisitions of intellectual property and for general working capital and corporate purposes (refer to Section 3.1 for further details);

(h)
the Director Placement Shares will be issued under short form subscription letters pursuant to which Mr Todd Hannigan will receive, subject to Shareholder approval, Shares at an issue price of A$1.9 million per Share; and

(i)	a voting exclusion statement is included in the Notice for Resolution 2.

4.4	Board recommendation

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 2.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum words importing the singular include the plural and vice versa.

A$ means Australian Dollars.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AWST means Australian Western Standard Time, being the time in Perth, Western Australia.

Board means the board of Directors.

Chair means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Company means IperionX Limited (ACN 618 935 372).

Director means a director of the Company.

Director Placement has the meaning given in Section 3.1.

Director Placement Shares has the meaning given in Section 3.1.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Institutional Placement has the meaning given in Section 3.1.

Institutional Placement Participants has the meaning given in Section 3.1.

Institutional Placement Shares has the meaning given in Section 3.1.

Listing Rules means the listing rules of ASX.

Meeting has the meaning in the introductory paragraph of the Notice.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Placement has the meaning given in Section 3.1.

Placement Shares has the meaning given in Section 3.1.

Proxy Form means the proxy form attached to the Notice.

Resolution means a resolution contained in the Notice.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a shareholder of the Company.